UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRF Capital Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6506 South Lewis Avenue Suite 160
(No. and Street)

Tulsa	OK	74136
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Heinrich (918) 744-1333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Heinrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

State of Oklahoma
County of Tulsa
Subscribed and sworn before me this
15th day of March, 2018.

[Signature]
Signature

President
Title

AMANDA PARK
Notary Public - State of Oklahoma
Commission Number 12004733
My Commission Expires May 17, 2020

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

BRYANT A. GAUDETTE, CPA

INDEPENDENT AUDITOR'S REPORT

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
GRF Capital Investors, Inc.
6506 South Lewis Avenue Suite 160
Tulsa OK 74136

Opinion on The Financial Statements

We have audited the statement of financial condition of GRF Capital Investors, Inc. (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as GRF Capital Investors, Inc. 's auditor since December 31, 2017.

Katy, TX 77450

March 14, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

GRF CAPITAL INVESTORS, INC.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

GRF Capital Investors, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2017

ASSETS		
CURRENT ASSETS		
Cash In Bank	$	586.94
Account Receivables		24,877.66
Prepaid Expenses		354.01
Total Current Assets		25,828.61
PROPERTY AND EQUIPMENT		
Equipment		44,508.20
Less: Accumulated Depreciation		(44,508.20)
Net Property and Equipment		0.00
OTHER ASSETS		
Security Deposit		25,000.00
Other Assets		1,808.45
Total Other Assets		26,808.45
TOTAL: ASSETS	$	52,637.06
LIABILITES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITES		
Accounts Payable	$	5,214.27
Accrued Liabilities		22,159.18
Total Current Liabilities		27,373.45
LONG TERM LIABILITIES		
Total Liabilities		27,373.45
STOCKHOLDER'S EQUITY		
Capital Stock, par value, $.01 per share, 5,000,000 shares authorized, 530,800 shares Issued and outstanding		5,308.00
Paid in excess		408,692.00
Retained Earnings		(388,736.39)
Total Stockholder's Equity		25,263.51
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	$	**52,637.06**

GRF Capital Investors, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2017

REVENUES		
Commissions Earned	$	361,041.14
Other Income		13,427.02
Interest Income		241.99
Total Revenues		374,710.15
OPERATING EXPENSES		
Employment compensation and benefits		263,271.10
Floor brokerage, exchange and clearing		26,389.88
Occupancy		23,163.01
Other expenses		35,079.36
Total Operating Expenses		347,903.35
Operating Profit (EBIT)		26,806.80
Income Before Taxes		26,806.80
Taxes		(17,259.41)
NET INCOME (LOSS)	$	9,547.39

The accompanying notes

GRF Capital Investors, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	9,547.39
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		
Depreciation and Amortization		0.00
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable		37,767.65
Prepaid Assets		9.94
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		1,752.05
Accrued Liabilities		(32,982.13)
Total Adjustments		
Net Cash Provided By (Used in) Operating Activities		16,094.90
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used in) Investing Activities		0.00
CASH FLOW FROM FINANCING ACTIVITIES		
Dividends Paid		(28,900.00)
Proceeds From Sale of Stock		
Treasury Stock		
Net Cash Provided By (Used in) Financing Activities		(28,900.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		12,805.10
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		13,392.04
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	586.94

The foot notes are an integral part of the financial statements.

GRF Capital Investors, Inc.
Statement of Changes in Ownership Equity
as of and for the Year-ended December 31, 2017

| | Common Stock | | Preferred Stock | | Paid-in | Retained | |
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance at 01-Jan-17							
Common Stock	530,800	$ 5,308	-		$408,692	$(369,384)	$ 44,616
Net Income						9,547.39	$ 9,547
Dividends			-		-	$ (28,900)	$(28,900)
Balance at 31-Dec-17	530,800	$ 5,308	$ -		$408,692	$(388,736)	$ 25,264

6

[GRF Capital Investors, Inc.]

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31,2017

This page left intentionally blank

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by GRF Capital Investors, Inc., and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flow are summarized below:

Accounts Receivable – Recognition of Bad Debt

Accounts Receivable are stated at the historical carrying amount net of write-off's and allowance for doubtful accounts. The Company establishes an estimated allowance for doubtful accounts received based on various factors, including revenue, historical credit loss experience, current trends, and specific customer collections issue that the Company has identified. Uncollectable accounts receivable are written off when a settlement is reached for an amount that is less that the outstanding historical balance or when the Company has determined the balance will not be collected. As of December 31, 2017 the Company determined that all accounts receivable were collectible, therefore, no allowance for doubtful accounts was required.
The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less than three months.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Commission Revenues

The Company records customer securities transactions and the related commissions revenues and expenses on a settlement date basis, which is not materially different than if transactions had been recorded on a trade date basis. Commission revenues are recorded for tax reporting purpose using the trade date.

Commission revenues are recorded by the Company on the settlement date reported by the clearing

Concentrations

The primary concentration of revenue is from sales of equities, mutual funds, option and corporate bonds.

Description of Business

The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of the Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

The Company does not hold customer funds or safe keep customer securities.

Estimations

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The components of income tax (benefit) expense, on continuing operations, for the year ended December 31, 2017, 2016, 2015 and 2014, respectively, were as follows:

	2017	2016	2015	2014
Federal	$ 1,431.45*	$17,259.41**	$ 4,205.48	$ -0-
State	$ 477.15*	$ 5,411.00	$ 1,774.33	$ -0-
Total	$ 1,908.60	$22,670.41	$ 5,799.81	$ -0-

*Represents estimate for 2017 tax expense. Tax returns have not been filed for the year ended 2017

** Represents final payment of Federal Taxes owed of $3,159.41 paid on Feb. 6, 2018 for 2016 taxes.

Office Equipment and Furniture

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2017 is $0.00 and December 31, 2016 is $0.00 and December 31, 2015 is $0.00 and

December 31, 2014 is $178.00. December 31, 2013 and 2012 of $970.00 and $2,672.00 respectively, is reflected in the operating expenses in the accompanying statements of operations.

Depreciation is calculated using the straight-line method. Expenditures for major repairs and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are included in the accompanying statement of operations of the respective period.
 broker RBC Capital Markets, with which it does business.

Organization

GRF Capital Investors, Inc. (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934.

The Company has adopted a fiscal year ended December 31.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial in the financial statements. The evaluation was performed through February 15, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE C – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2017 the Company had net capital of $23,097.59 which was $18,097.59 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 118.51% to 1.There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II-A of the FOCUS report required under Rule 15c3-1.

NOTE D – CONCENTRATION OF CREDIT RISK

During 2017, 95% (95%) percent of commission income was attributable to two registered representatives. Other revenue consists of monthly association fee from another investment advisory representative.

NOTE E – PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures form maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Office Equipment & Furniture	3-7 years	$44,508.00
Less Accumulated Depreciation		(44,508.00)
Total		0.00

Depreciation expense was $0.00 for the year of December 31, 2017.

NOTE F – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount of 6-2/3% of the total aggregate indebtedness, as defined, whichever is greater, and does not therefor calculate its net capital requirement under the alternative reserve requirement method.

NOTE G – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customer fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2017, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE H – RENT

The rent expense for the year ended December 31, 2017 was $23,163.01.

GRF Capital, Investors, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31,2017

<u>Computation of Net Capital</u>

Total Stockholder's Equity: $25,263.61

Non-allowable assets:
Fixed Assets	_____	
Accounts Receivable	_____	
Other Assets	2,162.46	$ (2,162.46)
Tentative Net Capital		$23,101.15

<u>Computation of Net Capital</u>

Haircuts	3.56	
Undue Concentrations and Other Charges	0.00	$ (3.56)

Net Capital $ 23,097.59

Minimum net capital as required as a percentage of aggregate indebtedness $ 1,824.90

Minimum dollar net capital requirement of reporting broker or dealer $ 5,000.00

Net capital requirement $ 5,000.00

Excess net capital $ 18,097.59

<u>Computation of Aggregate Indebtedness</u>

Total Aggregate Indebtedness $ 27,373.45

Percentage of aggregate indebtedness to net capital 151.25%

<u>Reconciliation of the Computation of Net Capital Under Rule 15c3-1</u>

Computation of Net Capital reported on FOCUS IIA as of December 31, 2017	$ 23,102.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	$ 23,097.59
Reconciled Difference	$ 4.41

15

GRF Capital Investors, Inc.
Supplementary Statements Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017 the Company had net capital of $23,097.59 which was $18,097.59 in excess of its required net capital of $5,000.00. The Company's ratio of aggregate indebtedness to net capital was 151.25%.The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule

15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

GRF Capital Investors, Inc.
Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

<u>**Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)**</u>

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT
15c3-3(k)(2)(ii)

Mark Heinrich
GRF Capital Investors, Inc.
6506 South Lewis Avenue
Suite 160
Tulsa, OK 74136

Dear Mark Heinrich:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which GRF Capital Investors, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which GRF Capital Investors, Inc. claims exemption from 17 C.F.R. §240.15c3-3. GRF Capital Investors, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception as noted in the Representation Letter of Exemption. GRF Capital Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRF Capital Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. It should be noted, that management's representation letter contains typographical errors, misspellings, and a reference to their prior auditor. Because the letter was addressed to me, and the verbiage related to the prior auditor is not a necessary representation, and if the letter were gramatically correct, such would imply that the firm has not engaged in any business activity that would have caused a violation in their operating exemption. As such, the letter is being accpeted as affirmative representation that the firm maintained compliance with respect to their claimed exemption.

BRYANT A. GAUDETTE, CPA

KATY, TX 77450

March 14, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

GRF Capital Investors, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2017

Exemption Letter Pursuant to SEA Rule 17-a-5(d)(1)(i)(B)(2)

March 14, 2018

Bryan A. Gaudette, CPA
21320 Provincial Boulevard, Ste. 100
Katy, TX 74450

RE: Exemption Statement Rule 15c3-3(k)(2)(ii) FYE December 31, 2017

Dear Mr. Gaudette:

GRF Capital Investors, Inc. claims the (k)(2)(ii) Exemption under Rule 15c3-3; and GRF Capital Investors, Inc. has met the identified exemption provisions in{240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Additionally, please be advised the GRF Capital Investors, Inc. has complied with Exemption Rule 15c3-3(k)(2)(ii) for the period of January 1, 2017 through December 31, 2017. GRF Capital Investors, Inc. did not hold customer securities or funds at any time during this period and has not done business on a limited basis in (publically registered non-traded REITS and Oil & Gas partnerships). GRF Capital Investors, Inc.'s past business has been similar in nature and has complied to this exemption since its inception in June 19, 1989.

Mark W. Heinrich, the President of GRF Capital Investors, Inc. has made available to Bryan A. Gaudette all records and information including all communications from regulatory agencies received through the date of this review December 31, 2017.

Mark W. Heinrich has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected GRF Capital Investors, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (918) 744-1333.

Sincerely,

Mark Heinrich

Mark W. Heinrich
GRF Capital Investors, Inc.
President & CEO